Exhibit 99.1

News Release
For immediate release Calgary, Alberta August 11, 2010 TSX: OPC

OPTI Canada Announces Proposed Financing Plan and Project Update

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that it intends to offer by way of private placement US$100 million of First Lien Senior Secured Notes due 2012 (the “new 2012 Notes”) and US$300 million First Lien Senior Secured Notes due 2013. The new 2012 Notes are being offered as additional notes under an indenture pursuant to which OPTI issued US$425 million aggregate principal amount of 9% First Lien Senior Secured Notes, due 2012, on November 20, 2009. The purpose of the private offerings is to maintain sufficient liquidity through the ramp-up period of the Long Lake Project and to allow the Company to continue with its previously announced review of strategic alternatives. The net proceeds will be used to repay outstanding amounts under our revolving credit facility and for general corporate purposes.

Completion of these transactions is anticipated prior to the end of August 2010 but remains subject to a number of conditions, including agreement on final terms and conditions.

Project Update
The Long Lake Project (the “Project”) continued to progress in July, with improvements in steam injection, bitumen production and Premium Sweet Crude (PSC™) sales. July average bitumen production was 28,700 barrels per day (bbl/d) (10,000 bbl/d net to OPTI), with steam injection averaging 148,000 bbl/d. We had 71 well pairs on production as of July 31, 2010 and reached an average weekly bitumen production of 30,100 bbl/d (10,500 bbl/d net to OPTI) in late July.

In August, a combination of unplanned Upgrader maintenance and a short-term pipeline capacity restriction has resulted in a temporary reduction in steam injection, bitumen production and PSC™ sales. The pipeline restriction relates to the transportation of heavy crude out of Alberta and is unrelated to the Project. We expect to return to normal operations and average daily July bitumen production levels within one or two weeks.

OPTI will update its corporate presentation, a copy of which will be available on its website.

ABOUT OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, plans for 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from OPTI and that will contain detailed information about OPTI and management, as well as financial statements.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the use of proceeds received from these offerings; OPTI’s operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI’s plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI’s relationship with Nexen Inc; OPTI’s anticipated financial condition and liquidity over the next 12 months and in the long term; and expectations regarding the terms and timing of a result to its strategic alternatives process. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and PSH; foreign currency exchange rates and hedging instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For further information please contact:
Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425

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